

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2008

<u>via U.S. Mail</u>

Paul H. Metzinger
President, Chief Executive Officer and acting Chief Financial Officer
Vyta Corp.
370 17th Street, Suite 3640
Denver, CO 80202

> **Re:** **Vyta Corp.**
> **Post-Effective Amendment No. 1 to Registration Statement**
> **on Form S-1**
> **Filed February 22, 2008**
> **File No. 333-132797**
>
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed October 15, 2007**
> **File No. 033-19598**
>
> **Form 10-QSB for the quarter ended September 30, 2007**
> **Filed November 19, 2007**
> **File No. 033-19598**
>
> **Form 10-QSB for the quarter ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 033-19598**

Dear Mr. Metzinger:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-KSB for the Fiscal Year Ended June 30, 2007

Item 8A. Controls and Procedures

Controls and Procedures, page 28

1.   We note your response to our prior comment 2. We reissue such comment with respect to disclosure in your annual report and in your quarterly reports for the quarters ended September 30, 2007 and December 31, 2007 regarding the established timeline, if any, for implementing the remedial measures.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

                                          Sincerely,

                                          Anne Nguyen Parker
                                          Branch Chief

cc: L. Nicholson

        <u>via facsimile</u>

        Robert Ahrenholz, Esq.
        (303) 292-7799